CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$79,866,100	$3,138.74

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $266,546.25 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward. A $3,135.00 filing fee (which is included in the $3,138.74 fee with respect to the $79,866,100 notes sold pursuant to this registration statement) was offset against previously paid filing fees with respect to $79,771,100 of notes in this offering in pricing supplement no. 1613 dated October 16, 2008 to Registration Statement No. 333-130051 filed by JPMorgan Chase & Co., which pricing supplement no. 1613 was filed on October 16, 2008. The additional $3.74 fee due with respect to this offering is offset entirely against the $266,546.25 unused filing fees. As a result, $266,542.51 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Amended and restated pricing supplement no. 1613-A† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 18-II dated June 2, 2008	Registration Statement No. 333-130051 Dated October 23, 2008 Rule 424(b)(8)

Structured Investments	JPMorgan Chase & Co. $79,866,100 Return Enhanced Notes Linked to the S&P 500® Index due November 3, 2009

General

  The notes are designed for investors who seek a return of three times the appreciation of the S&P 500® Index up to a maximum total return on the notes of 25.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 3, 2009††.
  Minimum denominations of $10,000 and integral multiples of $100 in excess thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 18-II, will supersede the terms set forth in product supplement no. 18-II. See “Supplemental Information Relating to the Terms of the Notes” in this pricing supplement.
  The notes priced on October 16, 2008 and are expected to settle on or about October 21, 2008.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	3
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $100 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the notes of 25.50%. For example, if the Index Return is more than 8.50%, you will receive the Maximum Total Return on the notes of 25.50%, which entitles you to a maximum payment at maturity of $125.50 for every $100 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $100 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$100 + [$100 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $100 principal amount note will be calculated as follows:

$100 + ($100 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 946.43.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Ending Averaging Dates††:	October 23, 2009, October 26, 2009, October 27, 2009, October 28, 2009 and October 29, 2009
Maturity Date††:	November 3, 2009
CUSIP:	46625HHH6
†

This pricing supplement no. 1613-A amends and restates and supersedes pricing supplement no. 1613 to product supplement no. 18-II in its entirety (pricing supplement no. 1613 is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208005092/e33255_424b2.pdf.)

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 18-II.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 18-II and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement no. 1613-A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement no. 1613-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$100	$1.50	$98.50

Total	$79,866,100	$1,197,991.50	$78,668,108.50

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $1.50 per $100 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $0.75 per $100 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 18-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $1.50 per $100 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 23, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement no. 1613-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-II dated June 2, 2008. This pricing supplement no. 1613-A, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated October 15, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including the term sheet related hereto dated October 14, 2008, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This pricing supplement no. 1613-A amends and restates and supersedes pricing supplement no. 1613 to product supplement no. 18-II in its entirety. You should rely only on the information contained in this pricing supplement no. 1613-A and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 18-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 18-II dated June 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002920/e31821_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes offered hereby, all references to “$1,000” in the accompanying product supplement no. 18-II are deemed to refer to “$100.”

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement no. 1613-A is the number, expressed as a percentage, that results from comparing the payment at maturity per $100 principal amount note to $100. The hypothetical total returns set forth below assume an Initial Index Level of 950 and reflect the Maximum Total Return on the notes of 25.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

1710.00	80.00%	25.50%
1567.50	65.00%	25.50%
1425.00	50.00%	25.50%
1330.00	40.00%	25.50%
1235.00	30.00%	25.50%
1140.00	20.00%	25.50%
1045.00	10.00%	25.50%
1030.75	8.50%	25.50%
997.50	5.00%	15.00%
973.75	2.50%	7.50%
959.50	1.00%	3.00%
950.00	0.00%	0.00%
940.50	-1.00%	-1.00%
902.50	-5.00%	-5.00%
855.00	-10.00%	-10.00%
760.00	-20.00%	-20.00%
665.00	-30.00%	-30.00%
570.00	-40.00%	-40.00%
475.00	-50.00%	-50.00%
380.00	-60.00%	-60.00%
285.00	-70.00%	-70.00%
190.00	-80.00%	-80.00%
95.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 973.75. Because the Ending Index Level of 973.75 is greater than the Initial Index Level of 950 and the Index Return of 2.50% multiplied by 3 does not exceed the Maximum Total Return of 25.50%, the investor receives a payment at maturity of $107.50 per $100 principal amount note, calculated as follows:

$100 + [$100 x (2.50% x 3)] = $107.50

Example 2: The level of the Index increases from the Initial Index Level of 950 to an Ending Index Level of 1045. Because the Ending Index level of 1045 is greater than the Initial Index Level of 950 and the Index Return of 10% multiplied by 3 exceeds the Maximum Total Return of 25.50%, the investor receives a payment at maturity of $125.50 per $100 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 950 to an Ending Index Level of 760. Because the Ending Index Level of 760 is less than the Initial Index Level of 950, the Index Return is negative and the investor receives a payment at maturity of $80 per $100 principal amount note, calculated as follows:

$100 + ($100 x -20%) = $80

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 25.50%, or a maximum payment at maturity of $125.50 for every $100 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 18-II.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 18-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 18-II dated June 2, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $100 principal amount note, you will receive at maturity $100 plus an additional amount that will not exceed the Maximum Total Return of 25.50%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement no. 1613-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 3, 2003 through October 10, 2008. The Index closing level on October 16, 2008 was 946.43. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the S&P 500® Index	PS-4